Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
The table below sets forth the Computation of Ratio of Earnings to Fixed Charges for Calumet Specialty Products Partners, L.P. and its subsidiaries for each of the periods indicated.

	Year Ended December 31,
	(Unaudited) (Dollars in thousands)
	2012	2013	2014	2015	2016
Earnings
Income (loss) from continuing operations	$206.5	$3.9	$(113.0)	$(167.8)	$(336.3)
Fixed charges less unamortized capitalized interest	100.4	120.4	154.9	158.6	210.8
Earnings (loss) from continuing operations before fixed charges	$306.9	$124.3	$41.9	$(9.2)	$(125.5)
Fixed Charges
Interest expense, net of capitalized interest	$85.6	$96.8	$110.8	$104.9	$161.7
Capitalized interest, net of amortization	0.7	4.4	12.0	28.6	5.1
Estimated interest within rental expense	14.8	23.6	44.1	53.7	49.1
Total fixed charges	$101.1	$124.8	$166.9	$187.2	$215.9
Ratio of earnings to fixed charges	3.03	1.00	0.25	(0.05)	(0.58)
For purposes of determining the ratio of earnings to fixed charges, earnings are defined as pre-tax income from continuing operations plus the following (a) fixed charges, and (b) amortization of capitalized interest, less interest capitalized. Fixed charges consist of interest expensed and capitalized plus (a) amortized discounts and capitalized expenses related to indebtedness, and (b) an estimate of the interest within rental expense.